

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

June 11, 2013

<u>Via E-mail</u>
Mr. Geoffrey Davis
Chief Financial Officer
Melco Crown Entertainment, LTD
36<sup>th</sup> Floor, The Centrium
60 Wyndham Street
Central, Hong Kong

      RE:    **Melco Crown Entertainment, LTD**
                 **Form 20-F for the Fiscal Year Ended December 31, 2012**
                 **Filed April 18, 2013**
                 **File No. 1-33178**

Dear Mr. Davis:

      We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Adjusted Property EBITDA and Adjusted EBITDA, page 86</u>

1. Please revise in future filings to include a reconciliation of your non-GAAP measures Adjusted Property EBITDA and Adjusted EBITDA to net income.

<u>Investing Activities, page 92</u>

2. Please tell us and clarify in future filings how the total capital expenditures in the table on page 93 reconcile to the amounts disclosed as capital expenditures in your discussion of net cash used in investing activities.

<u>Consolidated Statements of Cash Flows, page F-8</u>

3. It appears that the line item acquisition of property and equipment includes both the purchase of assets and costs capitalized in the development of properties. In future filings, please present separate line items for acquisitions of property and equipment and capitalized expenditures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant